FORM 18-K/A

Amendment No. 6
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which	Names of exchanges on which
Title of Issues	registration is effective	registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
RECENT DEVELOPMENTS
EX-99.C

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2002 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 –	Recent Developments update dated January 11, 2005; and

Exhibit (c) –	The update to the annual budget for the Registrant as set forth in the Update to the Program Document for 2005-2008 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2005-2008), dated September 29, 2004, and in the Annual Program Report for 2005 (Relazione Previsionale e Programmatica per il 2005), dated September 29, 2004, filed in paper format under cover of Form SE on January 12, 2005.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 6 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on January 12, 2005.

REPUBLIC OF ITALY
By:	/s/ Maria Cannata
Name: Dott.ssa Maria Cannata
Title: Director General — Treasury Department — Directorate II Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.

1	Recent Developments update dated January 11, 2005

(c)	The update to the annual budget for the Registrant as set forth in the Update to the Program Document for 2005-2008 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2005-2008), dated September 29, 2004, and in the Annual Program Report for 2005 (Relazione Previsionale e Programmatica per il 2005), dated September 29, 2004, filed in paper format under cover of Form SE on January 12, 2005

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